FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F                                   Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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New Found Provides Update on Its QA/QC Program and Announces Collaboration with MSALABS to Utilize Chrysos PhotonAssayTM Methods for Its Queensway Project

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 4, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to provide an update regarding its QA/QC Program at Queensway and to announce its plans to proceed with Chrysos whole-core PhotonAssayTM methods for the assaying of core samples from its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

  As part of New Found’s ongoing technical and QA/QC work, independent consultants, RSC, recently submitted 30 half-core samples to Eastern Analytical (“EA”) for assay. The other half of these drill core intervals had previously been assayed by ALS Minerals (“ALS”) and incorporated into the Company's reported drill results. A scatter plot comparing these results is provided in Figure 1.
  RSC has concluded that the EA half-core samples consistently returned lower grade assays than ALS assay grades for the original half-core samples, and that these data suggest a strong bias in these results that particularly seems to be present in the higher-grade samples.
  Results from a set of 10 similar half-core verification samples were received and reviewed in May 2021. Differences observed in these assay results when compared to the original half-core samples were determined by New Found’s independent consultants to be not statistically significant.
  The Company is now proceeding with a program to further assess the presence and source of the bias, and to implement steps based on its findings.
  The bias observed in the 30 verification samples could be caused by one or a combination of the following: nugget-effect, sample selection bias and/or any part of the process of sample preparation or analytical methods used at the laboratories. The certified reference material (“CRM”) submitted as part of the Company’s internal QA/QC program did not identify a bias at either laboratory, however it should be noted that the CRM’s do not test the entire metallic screening process.
  Two test programs have been designed by RSC with input from the Company to identify the potential sources of bias.
    The first program will test whether there is a bias between the two labs and will involve submitting 167 half-core samples to ALS for crushing and splitting into two equal lots. The two splits are to undergo the standard metallic screening process at the two respective labs, EA, and ALS.
    If a statistically significant bias is demonstrated in test program one, test program two will determine which laboratory produced the bias by collecting two sets of 60 half-core samples where one set was originally assayed at ALS and the other by EA and submitting these 120 half-core samples to a third “umpire” laboratory.
    If testing program one does not indicate a bias between the labs, then the bias is likely to have been introduced during the sampling of the core in the core yard.
  Both programs will run concurrently to limit further delays and the results are expected in approximately eight weeks’ time. The time line for completion of this work will depend on turnaround times at the assay labs, so there may be some variability in this time line. The Company and RSC are putting all their efforts into getting this program completed as soon as possible.
  In the event that the test work determines that a bias was introduced in the sampling process, the remaining half-core samples still held by the Company will be sent for assay and a weighted average of the two half-core samples will then be used to determine an updated assay.
  Recognizing the nuggety nature of gold mineralization at Queensway, for the last several months New Found has been considering implementing assaying of whole-core samples. This approach provides a larger sample for assay which reduces variability of assay results particularly helpful in nuggety gold systems such as at Queensway and removes the possibility of bias from the half-core sampling process. After consultation with RSC, the Company has decided to immediately move to whole-core assay as the primary method for future assaying of drill core intervals.
  As part of the implementation of whole-core assaying, the Company is in advanced discussions with MSALABS to implement the state-of-the art Chrysos PhotonAssayTM method on whole-core samples from Queensway. This method is employed around the world by other companies on nuggety gold ores with excellent results.
  The Company anticipates signing an agreement with MSALABS shortly for approximately 20,000 Chrysos PhotonAssayTM assays per month at a facility outside of Newfoundland and is advancing discussions towards installing a Chrysos PhotonAssayTM instrument in Gander. As part of this arrangement the Company would work with MSALABS to establish a sample preparation facility in Gander.
  The benefits of utilizing the Chrysos PhotonAssayTM method on whole-core samples include:
    The preservation of the entire whole-core sample in this non-destructive testing method leaving it available for additional assay and test work. The current fire assay technique followed by metallic screening for high-grade samples does not preserve residual material for further check assaying.
    A much faster turnaround time for assay results, providing this critical operational information that drives optimization throughout the exploration and discovery value chain.
    Significantly lower assay costs.
    An environmentally friendly, chemical-free, more sustainable replacement for the traditional fire assay methods, significantly reducing CO2 emissions and hazardous waste.

Collin Kettell Executive Chairman of New Found stated: “Management and the Board of Directors are committed to working with RSC to complete a speedy and thorough test program to assess the presence and source of this bias, as well as determine and implement a resolution that will address this issue. Queensway is a nuggety gold system which comes with significant challenges that are widely recognized in the sampling and assaying processes. Moving to whole-core assaying will reduce the variability of assay results in this style of gold mineralization and will remove the possibility of bias from the half-core sampling process. As part of this transition, we are particularly excited to be advancing towards the use of the Chrysos PhotonAssayTM assay method. This technology allows the assay of an entire high-grade interval quickly and accurately and preserves the full sample for further verification assaying by conventional fire assay/metallic screening methods. The Chrysos PhotonAssayTM assay method is gaining wide acceptance and is being used by industry leaders such as Barrick. We are excited to be forming this partnership with MSALABS to proceed towards utilization of the Chrysos PhotonAssayTM method on our Queensway samples, and to work towards installation of a third party operated Chrysos PhotonAssayTM machine in Gander.”

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated November 4, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway. The Company is well funded for this program with a current working capital balance of approximately $103 million, which is anticipated to increase to approximately $148 million on closing of the recently announced financing by Eric Sprott (note that this additional financing is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the “TSXV”) and approval by the shareholders of the Company if required by the TSXV).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program, the timing of the work to assess the presence and source of bias, the execution of an agreement with MSALABS, and the benefits of the Chrysos PhotonAssayTM assay method. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (910) 406-2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 4, 2021	By:	/s/ Craig Roberts
Chief Executive Officer